UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Execution of the Purchase and Sale Agreement for the Data Center UPI

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby informs its shareholders and the market in general that, in addition to the information disclosed in the Material Facts dated June 15, 2020 and November 26, 2020, the Company, Telemar Norte Leste S.A. – In Judicial Reorganization and Oi Móvel S.A. – In Judicial Reorganization executed the Agreement for the Purchase and Sale of Shares through an UPI and Other Covenants (the “Agreement”) with Titan Venture Capital e Investimentos Ltda. (“Titan”) on December 11, 2020, with the purpose of selling the Data Center UPI to Titan, which was winner of the competitive procurement process held on November 26, 2020 (the “Transaction”), in accordance with the Amendment to the Judicial Reorganization Plan ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro on October 5, 2020.

Upon completion of the Transaction, Titan shall pay the amount of R$ 325,000,000.00 for the acquisition of the Data Center UPI, as follows: (i) a cash payment in the amount of R$ 250,000,000.00; and (ii) the remaining amount of R$ 75,000,000.00 in installments to be paid in the form and terms provided for in the Agreement.

The effective completion of the Transaction, with the transfer of the shares related to the Data Center UPI to Titan, is subject to compliance with certain precedent conditions provided for in the Agreement, which are usual in transactions of this nature.

The Company will keep its shareholders and the market informed about the development of the matters covered by this Notice to the Market.

Rio de Janeiro, December 14, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer